UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SCHEDULE "A"

exeter RESOURCE CORPORATION

TSX Venture XRC

For Immediate Release: April 11, 2005

EXETER AND RIO TINTO PARTNER ON SOUTHERN CHILE PROGRAM

Vancouver, B. C., April 11, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio"), of Santiago, Chile, an affiliate of the Rio Tinto group of companies, to explore gold geochemical anomalies previously generated by Rio in a regional program that covered a large area of southern Chile.

The agreement covers an 800 square kilometer area that is considered prospective for epithermal gold and silver mineralisation. Exeter has the right to 100% of any properties acquired, subject to Rio's right to back into a 60% property interest, once Exeter has completed 10,000 metres of drilling. Upon exercising that right Rio would pay to Exeter an amount equal to three times Exeter's exploration expenditures on the project to that point. Should Rio not exercise its back-in right, its interest will be equal to a 1% net smelter return from production on the property.

Yale Simpson, Chairman of Exeter, commented, "As with our partnership with Cerro Vanguardia S.A. (AngloGold Ashanti-Fomicruz) in Argentina, this exploration partnership with Rio in southern Chile presents discovery opportunities to Exeter that are not otherwise available to companies our size. These partnerships attest to the credibility of our discovery team with the major international resource companies."

Exploration activities under the Rio agreement will be initiated immediately, under the management of John McIntyre. Mr McIntyre resides in Chile and has 24 years of experience exploring for porphyries and epithermal gold projects in the Pacific Rim.

About Exeter

Exeter is a Canadian company exploring epithermal gold-silver and porphyry copper-gold projects in Argentina. Exploration at Exeter's most advanced project, La Cabeza, in Mendoza Province, has delineated an inferred resource of 720,000 ounces of gold, comprising 12.0 million tonnes grading 1.8 g/t gold, at a cut-off grade of 0.5 g/t gold. Drilling for a pre-feasibility study of La Cabeza is complete. Engineering, metallurgical, hydrological and environmental work is continuing as part of the pre-feasibility study scheduled for completion in June.

Separately, in the highly-prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold affiliate. The agreement provides Exeter with an option over a large number of epithermal gold-silver properties. Exeter will conduct a second stage program on the Cerro Puntudo Project in April, following encouraging results released in February.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

SCHEDULE "A"

For Immediate Release: April 13, 2005

EXETER APPOINTS CECIL BOND CHIEF FINANCIAL OFFICER

Vancouver, B.C., April 13, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has appointed Cecil Bond, of Vancouver, as its Chief Financial Officer. The appointment is a key step in Exeter's growth strategy.

Mr Bond is a chartered accountant with 20 years experience. His university education, in Cape Town, South Africa, was followed by five years with the international accounting firm of Ernst and Young, in South Africa and London. After five years in private business, he moved to Canada, where he worked two years with PricewaterhouseCoopers, in Vancouver. Since 1996, he has worked with public companies in the capacity of chief financial officer.

Exeter Chairman, Yale Simpson said "Mr. Bond's considerable experience with public company finances and governance will contribute significantly to our goals of mine development at La Cabeza, Argentina and furthering our strategic alliances with senior companies in South America. Mr. Bond is our second key appointment in recent weeks and we are delighted to have secured his services."

Subject to TSX Venture Exchange and shareholder approvals, Exeter has granted to Mr. Bond incentive options to purchase 300,000 shares at a price of CAD $1.20 per share, exercisable for five years.

About Exeter

Exeter is a Canadian company exploring epithermal gold-silver and porphyry copper-gold projects in Argentina. Exploration at Exeter's 100% owned, La Cabeza project, has delineated an inferred resource of 720,000 ounces of gold, comprising 12.0 million tonnes grading 1.8 g/t gold, at a cut-off grade of 0.5 g/t gold. Drilling for a pre-feasibility study of La Cabeza is complete. Engineering, metallurgical, hydrological and environmental work is continuing as part of the pre-feasibility study scheduled for completion in June.

Separately, in the highly-prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an Anglogold affiliate. The agreement provides Exeter with an option over a large number of epithermal gold-silver properties including the Cerro Puntudo discovery. Exeter also has a strategic partnership with Rio Tinto Mining over epithermal gold targets in Chile.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Safe Harbor Statement - This news release may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter..

Exeter Resource Corporation
News Release – April 13, 2005
- 2 -

EXETER RESOURCE CORPORATION

Yale Simpson, Chairman
Rob Grey, Investor Relations

Tel: 604.688.9592 Fax: 604.688.9532
Toll-free: 1-888-688-9592
exeter@exeterresource.com

www.exeterresource.com

- 2 -

For Immediate Release: April 26, 2005

EXETER COMMENCES FOLLOW-UP DRILLING AT CERRO PUNTUDO AND TRENCHING AT CERRO MORO, PATAGONIA

Vancouver, B. C., April 26, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has commenced a 2000 metre, second stage drilling program on the Cerro Puntudo epithermal gold property in Patagonia, Argentina. Cerro Puntudo is one of a large package of gold properties under option from Cerro Vanguardia S.A. (CVSA), a subsidiary of AngloGold Ashanti.

In February, Exeter announced positive results from the first drilling conducted at Cerro Puntudo. Best results were from two of the four deeper holes drilled. CPRC24, in the Rico zone, intersected 20 metres at a grade of 3.6 g/t gold, including 4 meters at a grade of 9.2 g/t gold. CPRC27, in the Quebrada zone, intersected 20 meters at a grade of 3.7 g/t gold, including 8 metres at a grade of 9.6 g/t gold. The two holes showed significant increases in gold grade over shallower holes drilled directly above.

The follow-up drilling program will test many of the previous drill sections, but at deeper levels. New targets will also be drilled - in particular a number of targets defined by a detailed ground magnetic survey completed in March. The program will include both diamond and reverse circulation drilling.

Exeter has also commenced a 1000 metre trenching program at the Cerro Moro epithermal gold project. In 2004, Exeter drilled a number of reverse circulation drill holes at Cerro Moro, to confirm high grade mineralization indicated previously by CVSA. The follow-up trenching program will test extensions of four known veins, and three newly-discovered veins in areas where favourable geology is masked by surface material. A detailed ground magnetic survey will commence in June. Drilling is planned for later this year.

Exeter continues to assess other projects in the CVSA portfolio, and has upgraded a number where more detailed exploration including geophysical surveys, is planned. Several properties have been returned to CVSA, following initial reconnaissance, with a total of 25 properties remaining subject to the option agreement.

Qualified Person

Bryce Roxburgh, B.Sc., Exeter's President, a Qualified Person within the definition of that term in National Instrument 43-101 of the Canadian Securities Administrators, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian company exploring epithermal gold-silver and copper-gold porphyry projects in Argentina and Chile. A new resource estimate is currently being prepared for La Cabeza, Exeter's most advanced project. The estimate will reflect the results of recent detailed drilling and channel sampling. Exploration, including drilling and channel sampling to identify new mineralised zones continues. In addition, engineering, metallurgical, hydrological and environmental studies, and plant design are being finalised as part of the on-going evaluation of the project.

In the Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A. The agreement provides Exeter with an option over a large number of epithermal gold-silver properties, including Cerro Puntudo and Cerro Moro. In Chile, Exeter has initiated exploration for epithermal gold systems under an agreement with Rio Tinto Mining and Exploration Ltd.

You are invited to visit the Exeter web site at www.exeterresource.com.

Exeter Resource Corporation	- 2-

News release –April26, 2005

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

---30---

Exeter Resource Corporation

Bryce Roxburgh, President and CEO

Rob Grey, Investor Relations

exeter@exeterresource.com

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532

Toll Free: 1-888-668-9592

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 4, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director